Snow Lake to Secure Stake in Game-Changing Uranium Enrichment Technology,
Unlocking Access to $6 Billion Market

Winnipeg, Manitoba, Canada, March 25, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a uranium exploration and development company, announces that Snow Lake's cornerstone investment in Global Uranium and Enrichment Limited ("GUE") (ASX:GUE), and GUE's investment in Ubaryon Pty Ltd. ("Ubaryon"), will provide Snow Lake with early exposure to next generation uranium enrichment technology in a market projected to exceed US$6 billion.

Through its 19.99% strategic stake in GUE, Snow Lake will gain meaningful access to Ubaryon Pty Ltd., a private Australian company, pioneering a breakthrough uranium enrichment process.  This technology, for which government approval has been granted to share details with independent, security-cleared experts, could transform the global uranium enrichment landscape with the potential for lower costs, environmental benefits, and improved safety.

Highlights

  U.S. National & Energy Security Objectives:
  The U.S. has only one commercially operating uranium enrichment plant, with limited capacity, resulting in reliance on foreign suppliers
  Next generation advanced nuclear reactors will require fuel enriched to even higher concentrations, increasing demand for uranium enrichment capacity
  Ubaryon Next-Generation Enrichment Technology:  GUE, in which Snow Lake will hold a 19.99% interest, holds a cornerstone position in Ubaryon Pty Ltd, a private Australian company, developing an innovative uranium enrichment technology:1
  100% ownership of an enrichment technology based on the chemical separation of naturally occurring uranium isotopes
  Currently running a structured process to find a potential strategic partner towards securing funding for ongoing development of its business
  Key motivation to secure a strategic partner is to enable future commercialization of the technology in one of the most highly regulated industries in the world
  Government approval received for appropriate security approved independent experts to review the details of the technology

1 https://wcsecure.weblink.com.au/pdf/GUE/02912046.pdf

CEO Remarks

"The Trump Administration is focusing on U.S. energy security, and in particular the vulnerabilities of the uranium supply chain," said Frank Wheatley, CEO of Snow Lake.  "Given the United States is largely dependent on foreign countries for it supply of enriched uranium, the new administration is focusing its efforts on initiatives designed to expand domestic uranium enrichment capabilities and capacity. GUE's cornerstone investment in Ubaryon holds the potential to begin to address the lack of uranium enrichment capacity in the United States, and in particular, the production of high-assay low-enriched uranium required for the next generation of advanced nuclear reactors."

"We see this investment as more than financial - it's strategic. We believe Ubaryon has the potential to be a transformational technology in the global uranium enrichment space, and we're excited to position Snow Lake at the forefront of the coming nuclear energy renaissance."

He added: "We're not just investing in enrichment technology - we're investing in the future of clean energy security. This positions Snow Lake as an early mover in one of the most strategic and underdeveloped sectors of the nuclear supply chain."

Uranium Supply Chain2

The uranium-to-nuclear fuel supply chain is lengthy, complex and full of vulnerabilities from mine to nuclear reactor.

Enrichment:  Yellow cake is the feedstock for the uranium enrichment part of the uranium supply chain.  Four companies dominate this stage in the nuclear fuel cycle: Rosatom in Russia, CNNC in China, Orano in France and the Urenco Group (British - German-Dutch).  Collectively, they control 62.7% of global commercial uranium enrichment capacity.  Nearly 67% of the United States' enriched uranium needs come from foreign suppliers.

Enrichment Technology:  First generation enrichment technology, now obsolete, was gaseous diffusion.  Second generation technology, currently used in the majority of global enrichment plants is a centrifuge.  Laser enrichment technology, which is currently under development by a number of companies, holds the promise of higher efficiency and lower cost, and is considered third generation technology.

Next-generation technology, currently being developed by Ubaryon, offers potentially lower cost and environmental and safety benefits.  A schematic of the four generations of uranium enrichment technology is set out in Figure 1.

United States - Uranium Enrichment

Four non-U.S. companies control 62.7% of the world's commercial uranium enrichment capacity, ensuring tight control of this stage of the nuclear fuel cycle.  The United States has only one commercially operating uranium enrichment plant, with limited capacity, and which is owned by one of these four companies.3  Next-generation nuclear reactors, such as Small Modular Reactors (SMRs), will require High-Assay Low-Enriched Uranium (HALEU), further increasing demand.  Snow Lake's investment strategy directly aligns with U.S. national security and energy independence objectives.

2 Centre for Strategic & International Studies - February 5, 2025

3 Centre for Strategic & International Studies - February 5, 2025.

Figure 1 - Generations of Uranium Enrichment Technology4

1st Generation Technology Gaseous Diffusion - High Cost - Low Efficiency - Obsolete	2nd Generation Technology Centrifuge - Moderate Cost - Moderate Efficiency - Current, but outdated	3rdt Generation Technology Laser - Lower Cost - High Efficiency - Under development	Next Generation Technology Ubaryon - Potentially Lower Cost - Safety and environmental benefits

Ubaryon Pty Ltd - Next-Generation Uranium Enrichment Technology

GUE's holds a cornerstone investment (21.9%) in Ubaryon Pty Ltd, a private Australian company, developing and commercializing a unique uranium enrichment technology based on the chemical separation of naturally occurring isotopes. Unlike current centrifuge or laser-based methods, Ubaryon's classified, next-generation enrichment technology, promises improved economics and a safer environmental footprint. This  Ubaryon is a member of the World Nuclear Association (WNA), the American Nuclear Society (ANS), and is registered with the U.S.'s Nuclear Energy Institute (NEI).  Ubaryon's operations classified and hosted at the Australian Nuclear Science and Technology Organization (ANSTO).5

Snow Lake believes that as Ubaryon advances the development and commercializing of its enrichment technology, it holds the potential to begin to address the lack of uranium enrichment capacity in the U.S.

About Global Uranium and Enrichment Limited

Global Uranium and Enrichment Limited (GUE) is an Australian public listed company providing unique exposure to not only uranium exploration and development, but to the uranium enrichment space.  Amid a nuclear energy renaissance, GUE is developing a portfolio of advanced, high grade uranium assets in prolific uranium districts in the United States and Canada, and has established a cornerstone position in Ubaryon Pty Ltd, an Australian uranium enrichment technology company.

4 https://globaluranium.com.au

5 https://www.ubaryon.com

For more information on GUE, please refer to their website6.

Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on (NASDAQ:LITM), with a global portfolio of clean energy mineral projects comprised of three uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan, and the Buffalo Uranium Project is an exploration stage project in Wyoming, United States.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy

6 https://globaluranium.com.au